UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

DELUXE CORPORATION
(Exact name of registrant as specified in its charter)

Minnesota	1-7945	41-0216800
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation or organization)	File Number)	Identification No.)

801 S. Marquette Ave, Minneapolis, Minnesota	55402-2807
(Address of principal executive offices)	(Zip Code)

Jeffrey L. Cotter Senior Vice President, Chief Administrative Officer and General Counsel (651) 483-7830
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

[ ] Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .

Section 1 - Conflict Minerals Disclosure

Item 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

The Conflict Minerals Report for the calendar year ended December 31, 2025, filed as Exhibit 1.01 hereto, is publicly available on the Company's website at www.deluxe.com. The website and the information accessible through it are not incorporated into this specialized disclosure report.

Section 2 - Exhibits

Item 2.01 Exhibits

1.01    Conflict Minerals Report of Deluxe Corporation as required by Items 1.01 and 1.02 of this Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 26, 2026

DELUXE CORPORATION

/s/ Jeffrey L. Cotter

Jeffrey L. Cotter
Senior Vice President, Chief
Administrative Officer and
General Counsel